EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(Dollar amounts in thousands, except share per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

1. Net income	$1,332	$2,270	$6,850	$6,130

2. Weighted average common shares outstanding	3,209,482	3,202,341	3,208,362	3,198,999

3. Common stock equivalents due to dilutive effect of stock options	45,927	40,925	37,846	43,108

4. Total weighted average common shares and equivalents outstanding	3,255,409	3,243,266	3,246,208	3,242,107

5. Basic earnings per share	$.42	$.71	$2.14	$1.92

6. Diluted earnings per share	$.41	$.70	$2.11	$1.89

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